Exhibit B

GLASS LEWIS RECOMMENDS 3SBIO SHAREHOLDERS VOTE AGAINST MANAGEMENT BUYOUT PROPOSAL

•	Advisory firm cites inadequate valuation, unfair sale process and excessive management influence

•	OrbiMed reiterates plans to vote against the transaction

NEW YORK, April 12, 2013/PRNewswire/ - OrbiMed Advisors LLC (“OrbiMed”) today announced that Glass Lewis & Co., a leading provider of corporate governance services to institutional shareholders, has recommended that shareholders of 3SBio (SSRX:NASDAQ) vote AGAINST the company’s going-private acquisition by a consortium of buyers that includes the company’s Chairman and CEO and other senior executives.

In its report, Glass Lewis stated, “We’re ultimately uncomfortable with management’s influence on the proposed transaction and the board’s handling of these matters given the unique circumstances of the Company and the value offered to unaffiliated shareholders in the proposed buyout.”

The report specifically criticizes management’s handling of a third-party offer for 3SBio at a value significantly higher than the agreed upon buyout price: “Were it not for the CFO’s and management’s stiff-arming of Party A, we believe the Company likely could have sold itself for a higher price than presently offered to shareholders.”

Glass Lewis also concluded that the company’s business prospects suggest a higher buyout value:

“Given the continued positive outlook of {3SBio}, consisting of projected double-digit revenue growth and healthy profit margins, as well as some indications in the valuation analysis that the buyout price may be on the low side, management’s proposed offer appears insufficient in our view.”

In response to the Glass Lewis report, OrbiMed said, “We concur with this report’s criticism of the flawed buyout process and management’s inherent conflicts, and as one of 3SBio’s largest shareholders (9.5% of outstanding ADSs), we intend to vote our shares against the transaction.”

About OrbiMed

OrbiMed Advisors LLC is a leading investment firm dedicated exclusively to the healthcare sector, with approximately $7 billion in assets under management. OrbiMed invests globally across the spectrum of healthcare companies, from venture capital start-ups to large multinational companies. OrbiMed’s team of over 60 professionals manages a series of private equity funds, hedge funds, royalty funds and other investment vehicles.

Contact:
OrbiMed Advisors LLC
Samuel D. Isaly, Managing Partner
212-739-6400
Georgeson Inc.
David S. Drake
212-440-9861